FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Largo Inc. (the "Company")

First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario, Canada M5X 1G5

Item 2 Date of Material Change

February 23, 2026.

Item 3 News Release

On February 23, 2026, the Company issued a news release indicating the material change, which was disseminated on the Business Wire news service.

Item 4 Summary of Material Change

On February 23, 2026, the Iron Ore Agreement (as defined below) was terminated in accordance with its terms due to the required payment obligation not being received within the cure period provided by the Company. The Company intends to pursue its rights and remedies against the counterparty.

Item 5.1 Full Description of Material Change

On December 31, 2025, the Company received a binding term sheet for the sale of approximately 4.5 million tonnes of iron ore calcine material for an aggregate consideration of US$56 million. On January 20, 2026, the Company signed a definitive agreement substantially on such terms previously announced (the "Iron Ore Agreement").

As previously disclosed in the Company's February 5 and 12, 2026 news releases, the Iron Ore Agreement was subject to receipt of an initial payment of US$2.9 million originally due by January 30, 2026.

The Company agreed to defer the initial payment until February 9, 2026. Since the payment was not received, the Company issued formal notice of non-compliance and provided the counterparty with a cure period through February 20, 2026 to satisfy the outstanding payment obligation.

The required payment was not received within such cure period and, as such, the Iron Ore Agreement was terminated in accordance with its terms. The Company intends to pursue its rights and remedies under the Iron Ore Agreement against the counterparty.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Daniel Tellechea, Co-Chief Executive Officer & Director, at 416-861-9797 or info@largoinc.com.

Item 9 Date of Report

February 25, 2026